ENVOY COMMUNICATIONS GROUP INC.
CONSOLIDATED BALANCE SHEETS
(In Canadian dollars)
(Unaudited — Prepared by Management)

	June 30	September 30
As at	2003	2002

Assets
Current assets:
Cash	$1,450,655	$469,909
Restricted cash	1,012,891	1,831,085
Accounts receivable	13,448,651	20,528,048
Income taxes recoverable	—	2,779,717
Future income taxes	855,000	855,000
Prepaid expenses	936,775	983,068

	17,703,972	27,446,827

Capital assets	6,112,239	7,836,728
Goodwill	10,508,998	11,314,283
Other assets	45,990	116,649
Future income taxes	2,312,177	2,459,228

	$36,683,376	$49,173,715

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable and accrued liabilities	$10,281,729	$21,019,267
Income taxes payable	102,000	0
Deferred revenue	681,689	1,475,671
Amounts collected in excess of pass-through costs incurred	2,160,306	2,104,522
Bank credit facility (Note 2)	6,371,422	9,838,191
Current portion of long-term debt (Note 2)	1,055,972	750,923

	20,653,118	35,188,574

Long-term debt (Note 2)	5,133,676	3,413,697
Long-term portion of restructuring costs	410,013	792,275

	5,543,689	4,205,972

Shareholders’ equity:
Share capital	54,341,449	54,339,390
Convertible debentures (Note 2)	2,218,095	1,720,859
Stock based compensation	23,268	—
Deficit	(45,872,172)	(47,629,529)
Cumulative translation adjustment	(224,071)	1,348,449

	10,486,569	9,779,169

	$36,683,376	$49,173,715

See accompanying notes to consolidated financial statements.

ENVOY COMMUNICATIONS GROUP INC.
CONSOLIDATED STATEMENTS OF OPERATIONS AND RETAINED EARNINGS (DEFICIT)
(In Canadian dollars)
(Unaudited — Prepared by Management)

	June 30	June 30
For the nine months ended	2003	2002

Net revenue	$31,658,194	$45,873,558
Operating expenses:
Salaries and benefits	21,341,134	36,191,779
General and administrative (Note 3)	4,421,710	8,293,918
Occupancy costs	2,596,066	3,559,178
Stock based compensation	23,268	—

	28,382,178	48,044,875

Earnings (loss) before depreciation, amortization, interest expense, restructuring costs, gain on disposal of subsidiaries, income taxes, and goodwill amortization	3,276,016	(2,171,317)
Depreciation	1,749,397	2,156,070
Amortization of intangible asset	18,148	—
Interest expense (Note 2)	2,112,530	630,592

Loss before restructuring costs, income taxes, and goodwill amortization	(604,059)	(4,957,979)
Restructuring (costs)/recovery and unusual item	191,605	(7,998,458)
Gain on disposal of subsidiaries (Note 3)	2,271,811	—
Income tax (expense)/recovery	(102,000)	5,341,754

Income (loss), before goodwill amortization	1,757,357	(7,614,683)
Goodwill amortization, net of income taxes of nil (2002 $12,000)	—	1,946,272
Write-down of Goodwill	—	28,426,266

Net Income (loss)	$1,757,357	$(37,987,221)
Retained earnings (deficit), beginning of period	(47,629,529)	5,603,200

Deficit, end of period	$(45,872,172)	$(32,384,021)

Net income (loss) per share — basic	$0.08	$(1.82)
Net income (loss) per share — fully diluted	0.07	(1.82)
Net income (loss) per share before goodwill amortization- basic	0.08	(0.37)
Net income (loss) per share before goodwill amortization- fully diluted	0.07	(0.37)

Weighted average number of common shares outstanding	21,259,471	20,835,436

See accompanying notes to consolidated financial statements.

ENVOY COMMUNICATIONS GROUP INC.
CONSOLIDATED STATEMENTS OF CASH FLOW
(In Canadian dollars)
(Unaudited-Prepared by Management)

	June 30	June 30
For the nine months ended	2003	2002

Cash flows from operating activities:
Net income (loss)	$1,757,357	$(37,987,221)
Items not involving cash:
Future income tax recovery	(271,978)	(2,375,539)
Depreciation	1,749,397	2,156,070
Goodwill amortization	—	1,964,272
Amortization of intangible asset	18,148	—
Amortization of deferred financing charges	—	96,263
Convertible debentures accretion	567,445	—
Other non-cash interest	59,335	—
Stock based compensation	23,268	—
Write-down of capital assets	352,273	843,219
Write-down of goodwill	—	28,426,266
Gain on disposal of subsidiaries	(2,271,810)	—
Recognition of cumulative translation adjustment on closure of Hampel Stefanides (Note 3)	(841,081)	—

Cash flow from operations before changes in non-cash working capital balances	1,142,354	(6,876,670)

Net changes in non-cash working capital balances
Restricted cash	818,194	(481,291)
Accounts receivable	(1,191,202)	5,414,526
Prepaid expenses	(308,217)	474,239
Accounts payable and accrued liabilities	860,715	(17,600,933)
Income taxes recoverable	2,650,894	(3,033,861)
Deferred revenue	(793,982)	439,013
Amounts collected in excess of pass-through costs incurred	1,556,368	516,786
Long-term restructuring costs	(382,262)	1,010,542
Other	14,105	363,395

Net cash provided by (used in) operating activities	4,366,967	(19,774,254)

Cash flows from financing activities:
Long-term debt borrowings	861,138	1,803,276
Long-term debt repayments	(3,735,434)	(1,552,804)
Issuance of convertible debentures	2,000,000	1,800,000
Issuance (redemption) of common shares	2,059	(628,083)

Net cash provided by (used in) financing activities	(872,237)	1,422,389

Cash flows from investing activities:
Acquisition of subsidiaries	(104,137)	(52,497)
Disposal of subsidiaries	(1,181,353)	—
Purchase of capital assets	(836,702)	(1,491,170)
Proceeds on sale of capital assets	176,106	53,000

Net cash used in investing activities	(1,946,086)	(1,490,667)

Change in cash balance due to foreign exchange	(567,898)	177,331

Increase/(Decrease) in cash	980,746	(19,665,201)
Cash, beginning of period	469,909	21,781,809

Cash, end of period	$1,450,655	$2,116,608

Cash flow from operations before changes in non-cash working capital balances per share:
Basic	$0.05	$(0.33)
Fully diluted	0.05	(0.33)

Supplemental cash flow information:
Interest paid	$1,297,041	$471,632
Income taxes paid	20,200	453,694

Supplemental disclosure of non-cash transactions:
Shares issued for non-cash consideration	—	213,000

ENVOY COMMUNICATIONS GROUP INC.
CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
(In Canadian dollars)
(Unaudited — Prepared by Management)

	June 30	June 30
For the three months ended	2003	2002

Net revenue	$10,709,426	$14,831,075
Operating expenses:
Salaries and benefits	6,273,934	11,329,902
General and administrative (Note 3)	1,673,919	1,806,305
Occupancy costs	663,134	1,072,067
Stock based compensation	—	—

	8,610,987	14,208,274

Earnings (loss) before depreciation, amortization, interest expense, restructuring costs, income taxes, and goodwill amortization	2,098,439	622,802
Depreciation	596,109	649,318
Amortization of intangible asset	6,049	—
Interest expense (Note 2)	618,417	289,910

Income, (loss) before restructuring costs, income taxes, and goodwill amortization	877,864	(316,426)
Restructuring costs recovery	191,293	25,984
Income tax (expense)/recovery	(102,000)	134,751

Income (loss), before goodwill amortization	967,157	(155,691)
Goodwill amortization, net of income taxes of nil (2002 $6,000)	—	(195,222)
Net Income (loss)	967,157	(350,913)
Retained earnings (deficit), beginning of period	(46,839,329)	5,603,200

Deficit, end of period	$(45,872,172)	$5,252,287

Net income (loss) per share — basic	$0.05	$(0.02)
Net income (loss) per share — fully diluted	0.03	(0.02)
Net income (loss) per share before goodwill amortization- basic	0.05	(0.01)
Net income (loss) per share before goodwill amortization- fully diluted	0.03	(0.01)
Weighted average number of common shares outstanding	21,260,250	20,882,414

See accompanying notes to consolidated financial statements.

ENVOY COMMUNICATIONS GROUP INC.
CONSOLIDATED STATEMENTS OF CASH FLOW
(In Canadian dollars)
(Unaudited-Prepared by Management)

	June 30	June 30
For the three months ended	2003	2002

Cash flows from operating activities:
Net loss	$967,158	$(350,913)
Items not involving cash:
Future income tax expense (recovery)	(8,474)	(126,826)
Depreciation	596,109	649,318
Goodwill amortization	—	201,221
Amortization of intangible asset	6,050	4,915
Convertible debentures accretion	192,717	—
Other non-cash interest	26,098	—
Write-down of capital assets	19,967	—

Cash flow from operations before changes in non-cash working capital balances	1,799,625	377,715

Net changes in non-cash working capital balances
Restricted cash	109,497	(21,125)
Accounts receivable	(3,213,904)	4,247,718
Prepaid expenses	(365,177)	522,467
Accounts payable and accrued liabilities	986,949	(4,798,322)
Income taxes payable	102,000	209,358
Deferred revenue	65,019	(281,359)
Amounts collected in excess of pass-through costs incurred	199,412	(2,403,811)
Long-term restructuring costs	(343,250)	(90,689)
Other	—	(130,381)

Net cash used in operating activities	(659,829)	(2,368,429)

Cash flows from financing activities:
Long-term debt borrowings	108,078	—
Issuance of Convertible Debentures	2,000,000	1,800,000
Long-term debt repayments	(90,744)	(113,737)
Issuance of common shares	2,059	—

Net cash provided by financing activities	2,019,393	1,686,263

Cash flows from investing activities:
Purchase of capital assets	(408,411)	(644,047)
Proceeds on sale of capital assets	—	8,951

Net cash used in investing activities	(408,411)	(635,096)

Change in cash balance due to foreign exchange	(111,808)	589,154

Increase/Decrease in cash	839,345	(728,108)
Cash, beginning of period	611,310	2,844,716

Cash, end of period	$1,450,655	$2,116,608

Cash flow from operations before changes in non-cash working capital balances per share:
Basic	$0.08	$(0.03)
Fully diluted	0.04	(0.03)

Supplemental cash flow information:
Interest paid	$496,384	$410,129
Income taxes paid	0	286,165

Supplemental disclosure of non-cash transactions:
Shares issued for non-cash consideration	—	213,000

1.	Basis of Presentation

(a)  The financial statements have been prepared by management in accordance with GAAP in Canada for interim financial statements. These interim financial statements do not include all the note disclosure required for annual financial statements and therefore they should be read in conjunction with the Company’s annual consolidated financial statements for the year ended September 30, 2002. The significant accounting policies follow that of the most recently reported annual financial statements.

(b)  Certain 2002 comparative figures have been reclassified to conform to the financial statement presentation adopted in the 2002 audited year-end financial statements.

Note2A. Bank Credit Facility and Other Debt

	2003	2002

Bank credit facility (a)	$6,371,422	$9,838,191
Promissory note, 15% per annum (b)	500,000	—
Promissory note, 8% per annum, repayable in five monthly installments commencing June 30, 2002 (c)	—	295,615
Current portion of loans payable to landlords and capital leases	555,972	455,308

	$7,427,394	$10,589,114

Long-term portion of loans payable to landlords and capital leases	1,007,244	1,330,199
Convertible Debentures (d)	4,126,432	2,083,498

Total long-term debt	$5,133,676	$3,413,697

(a)	Bank credit facility

In April 2003, the Company finalized the amendments to its banking arrangements and thereby normalized its credit facilities with its bankers. This new amendment gives the Company a demand operating line of $7,000,000. Interest rates are variable based on certain leverage ratios ranging from Prime plus 2.5% to 5.0%. The demand operating facility is to be repaid and cancelled by April 30, 2004.

As a condition to the credit facility amendment, the Company amended the terms of the existing debentures as follows: all early repayment terms on the debentures have been deferred to April 24, 2005; the debentures are repayable in cash on maturity 5 years after issue; both debentures are now convertible into common shares at a price of $0.15 each, for a total of 25,333,333 common shares; and, the warrants attached to the convertible debentures have been cancelled.

As a condition to the amendment, the Company was required to raise $2,000,000 reduce its bank debt. On April 24, 2003, the Company issued $2,000,000 of convertible debentures as part of the refinancing plan. These debentures may be converted into common shares at a price of $0.15 each for a total of 13,333,333 new common shares.

As a condition of the amendment, the Company issued to its bankers warrants to purchase 2,300,000 common shares of the Company. Costs associated with this new banking amendment have been charged to interest expense.

Note 2A. Bank Credit Facility and Other Debt cont’d.

(b)	Promissory Note

On December 11, 2002 the Company borrowed $500,000 with an interest rate of 15% per annum payable monthly. The loan was repayable on June 30, 2003 and the funds have been used for general corporate purposes. The loan term has been extended indefinitely and is payable on demand. No date of redemption has been determined.

(c)	Promissory Note

This note was repaid in the 1st quarter of fiscal 2003.

(d)	Convertible debentures:

On April 29, 2002, the Company issued $1,800,000 in 10% convertible debentures which mature on April 29, 2007. On September 12, 2002, the Company issued $2,000,000 in 10% convertible debentures which mature on September 12, 2007. The warrants attached to these convertible debentures have been cancelled.

The debentures are bifurcated into a debt component, representing a yield to maturity over the five-year life, and an equity component with proceeds allocated to long-term debt and shareholders’ equity.

The principal amount of the debentures will increase as interest is accreted using an effective interest rate method over two years, being the earliest date at which they are redeemable at the option of the holder.

As at June 30, 2003, the aggregate debt component carrying values of all of the Company’s convertible debentures is $4,126,432.

In April 2003, as part of the re-negotiation of the existing debt facility, the Company amended the terms of the existing debentures as follows: the early repayment terms on the debentures have been deferred to April 24, 2005; the debentures are repayable in cash on maturity 5 years after issue; both debentures are now convertible into common shares at a price of $0.15 each, for a total of 25,333,333 common shares; and, the warrants attached to the convertible debentures have been cancelled.

On April 24, 2003, the Company issued $2,000,000 of convertible debentures as part of the refinancing plan. These debentures may be converted into common shares at a price of $0.15 each for a total of 13,333,333 new common shares.

Note 2B. Interest expense

Interest expense for the nine months ending June 30, comprised of the following:

	2003	2002

Cash interest paid on credit facility, landlord loans and capital leases	$940,225	$311,219
Cash financing fee paid on credit facility	196,775	161,842
Accrued financing fee charges on credit facility	240,000	—
Accrued interest on debentures	108,750	30,000
Non cash interest computed on the debt component of debentures	626,780	127,531

	$2,112,530	$630,592

Note 3. Closure of Hampel Stefanides Inc. (“Hampel”)

On February 7, 2003 the Company decided to discontinue the operations of Hampel in New York after conducting a review of the ongoing viability, future prospects, cash needs and local debt situation of this company. After the company was closed, the shares were sold and management put into effect a plan to liquidate the business in a timely manner and with a view to minimizing any cash cost. The precise amount of these costs have not been determined, but an estimate has been used by management in preparation of these financial statements.

At the closing date, the remaining assets of Hampel were not sufficient to pay those creditors of Hampel that were not secured by the assets of Hampel. As the Company has no direct obligation to pay the creditors of Hampel, the consolidated accounts of the Company reflect a gain on the shut-down of Hampel. This gain has been recorded net of the estimated costs to close Hampel, including those liabilities of Hampel that were payable by the Company.

Included in general and administrative expenses is the recognition of a deferred foreign exchange gain of $841,081, based on the sale of the shares of Hampel.

The following chart summarizes the unaudited balance sheet of Hampel Stefanides Inc. as at the date that their business was shut-down, excluding intercompany amounts:

Current assets:
Cash	$483,120
Accounts receivable	6,852,550
Contract work in process	1,418,049
Prepaid expenses	354,510

9,108,228
Capital assets	217,934
Other assets	38,406

Total Assets	$9,364,568

Current liabilities:
Accounts payable and accrued liabilities	$11,688,253
Amounts collected in excess of pass through costs incurred	1,500,584

13,188,837
Long-term debt	76,148

Total liabilities	$13,264,985

Net liabilities	$(3,900,417)
Costs of wind up relating to the closure of Hampel	1,513,922

Gain on disposal of Hampel	$(2,386,495)

4.	Segmented Information

The Company provides marketing and international consumer and retail branding services. While the Company has subsidiaries in Canada, the United States, the United Kingdom and Continental Europe, it operates as an international business and has no distinct reportable business segments

(a)  The Company’s external net revenue by geographic region based on the region in which the customer is located as follows:

	June 30, 2003	June 30, 2002

Canada	$4,928,686	$13,730,375
United States	13,946,658	21,364,625
United Kingdom and Continental Europe	12,782,850	10,778,558

	$31,658,194	$45,873,558

(b)  The Company’s identifiable assets for each geographic area in which it has operations are as follows:

	June 30, 2003	June 30, 2002

Capital assets:
Canada	$4,377,804	$7,580,515
United States	—	264,208
United Kingdom and Continental Europe	1,734,435	2,139,054

	$6,112,239	$9,983,777

	June 30, 2003	June 30, 2002

Goodwill:
Canada	$3,191,903	$2,885,119
United States	—	8,547,849
United Kingdom and Continental Europe	7,317,095	7,383,164

	$10,508,998	$18,816,132

(c)  The Company’s external net revenue by type of service is as follows:

June 30	2003	2002

Net Revenue:
Marketing	$6,505,816	$10,272,016
Consumer and retail branding	24,860,524	28,780,146
Technology	291,854	6,821,396

	$31,658,194	$45,873,558